MBL Variable, Inc.
Customer Service Center
for The Golden American Life Insurance Company
P.O.Box 5179 - FDR Station
New York, New York 10150-5179


                                             Mortality Cost
                                             Calculation
                                             Amendment

Golden American is a stock company domiciled in Minneapolis, Minnesota

This amendment is part of the group policy and any certificates to which it is attached. Its benefits are subject to all of the terms of this amendment and the policy.

In the Group Flexible Premium Variable Life Insurance Policy and its certificates under Charges Deducted from Investment Value in Each
Processing Period, Mortality Costs, the first two paragraphs are replaced with the following:

Charges Deducted from Investment Value in Each Processing Period

MORTALITY COST
The mortality cost is determined on each processing date as follows:
(1) Determine the death benefit as of the beginning of the processing period, and adjust it with interest at the rate shown in the Certificate Schedule to the middle of the processing period since death claims are paid immediately.
(2) Subtract from (1) the cash surrender value plus any debt as of the beginning of the processing period, adjusted with interest to the end of the processing period since mortality costs are deducted at the end of such period.
(3) Determine the current cost of insurance rate based on the insured's sex, age and underwriting class.
(4)  Multiply (2) by (3).

During the guarantee period, in no event will (4) be greater than the amount determined by substituting the tabular value for the cash surrender value plus any debt in (2) above and the guaranteed maximum cost of insurance rate for the current cost of insurance rate in (3).